UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension
of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

Commission File Number	0-16143

First Essex Bancorp, Inc.

(Exact name of registrant as specified in its charter)

71 Main Street
Andover, Massachusetts  01810
(978) 681-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock ($0.10 par value)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification of notice date:	0

Pursuant to the requirements of the Securities Exchange Act of 1934, First Essex Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 10, 2004	By:	/s/ Mark R. McCollom
Senior Vice President
Sovereign Bancorp, Inc.
(successor by merger to First Essex Bancorp, Inc.)